EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended October 31,
	2012	2011

Income before income taxes	$55,027	$(16,300)
Fixed charges	21,936	25,097
Capitalized interest	(139)	-

Total earnings	$76,824	$8,797

Interest expense (including capitalized interest)	$10,374	$16,471
Amortized premiums and expenses	2,924	2,008
Estimated interest within rent expense	8,638	6,618
Total fixed charges	$21,936	$25,097

Ratio of earnings to fixed charges (1)	3.50	-

(1)	Due to our loss in the nine months ended October 31, 2011, the ratio coverage was less than 1:1. Additional earnings of $16.3 million would have been required to achieve a ratio of 1:1.